# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jin Medical International Ltd., CIK 0001837821
CUSIP: G5140V120
Title of class of securities: Class A Ordinary Shares, par value US$0.001 per share
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, China (F4), 213149
Date of event which requires filing of this statement: 08/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149739

## Reporting persons
- NOVASTRALIST HORIZON LTD.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,702,376; shared voting power 0; sole dispositive power 7,702,376; shared dispositive power 0; aggregate amount beneficially owned 7,702,376 (10.46% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 7,702,376 Class A ordinary shares of JIN MEDICAL INTERNATIONAL LTD. (the "Issuer") held by NovastraList Horizon LTD. The percentage in Row 11 is calculated based on a total of 73,663,428 Class A ordinary shares outstanding as of July 28, 2026, as provided by the Issuer. Chang Gil LEE is the sole director and 100% owner of NovastraList Horizon LTD. and exercises voting and dispositive power over the Class A Ordinary Shares held by NovastraList Horizon LTD.
- Chang Gil LEE: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 7,702,376; shared voting power 0; sole dispositive power 7,702,376; shared dispositive power 0; aggregate amount beneficially owned 7,702,376 (10.46% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 7,702,376 Class A ordinary shares of JIN MEDICAL INTERNATIONAL LTD. (the "Issuer") held by NovastraList Horizon LTD. The percentage in Row 11 is calculated based on a total of 73,663,428 Class A ordinary shares outstanding as of July 28, 2026, as provided by the Issuer.
  
  Chang Gil LEE is the sole director and 100% owner of NovastraList Horizon LTD. Chang Gil LEE has dispositive and voting power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by NovastraList Horizon LTD.

## Item 1. Issuer
Name of issuer: Jin Medical International Ltd.
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, 213149, People's Republic of China

## Item 2. Person Filing
Name of person filing:
NovastraList Horizon LTD.
Chang Gil LEE

The Class A ordinary shares reported herein are directly held by NovastraList Horizon LTD. Chang Gil LEE is the sole shareholder of NovastraList Horizon LTD. Accordingly, Chang Gil LEE may be deemed to indirectly beneficially own the Class A ordinary shares of the Issuer held by NovastraList Horizon LTD. Chang Gil LEEdisclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly
Address of principal business office or, if none, residence:
NovastraList Horizon LTD. : 410, YK First Tower, 565 Dongtangiheung-ro, Hwaseong-si, Gyeonggi-do, Korea, Republic of

Chang Gil LEE: 410, YK First Tower, 565 Dongtangiheung-ro, Hwaseong-si, Gyeonggi-do, Korea, Republic of
Citizenship:
NovastraList Horizon LTD.: British Virgin Islands

Chang Gil LEE: South Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,702,376 Class A Ordinary Shares
Percent of class: 10.46%
Sole power to vote or to direct the vote: 7,702,376 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,702,376 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- NOVASTRALIST HORIZON LTD.: /s/ Chang Gil LEE, Chang Gil LEE, Director of NovastraList Horizon LTD. (08/18/2026)
- Chang Gil LEE: /s/ Chang Gil LEE, Chang Gil LEE (08/18/2026)